OFFERING MEMORANDUM
PART II OF OFFERING MEMORANDUM (EXHIBIT A TO FORM C)

Smoke Cartel, Inc.

1313 Rogers St
Savannah, GA 31415

912-226-2802

www.smokecartel.com



20,000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.
Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 666,666 shares of Common Stock ($999,999)

Minimum 20,000 shares of Common Stock ($30,000)

Minimum 16 Shares of Common Stock ($24) Per Investor

Company: Smoke Cartel, Inc.

Corporate Address: 1313 Rogers St Savannah, GA 31415

Description of Business   Online retailer in the smoking accessories business

Type of Security Offered: Shares of Common Stock

Purchase Price of Security: $1.50 per share of Common Stock

Minimum Investment Amount (per investor): $24

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

Overview

We were formed on August 15, 2014. From inception, we were engaged in the business of investment activities of spot gold and silver trading. On July 14, 2017, we entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Thread Cartel LLC., a privately held limited liability company incorporated under the laws of Georgia ("Smoke Cartel"), and the members of Smoke Cartel. As a result of the transaction (the "Exchange"), Smoke Cartel became our wholly-owned subsidiary. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of our common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel. The two shareholders of Smoke Cartel consisted of Sean Geng and Darby Cox, our officers and directors.

Also on July 14, 2017, we entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the "Conveyance Agreement") with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with spot gold and silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in our company and to assume and cancel all liabilities relating to our former business. As a result of the Purchase Agreement and Conveyance Agreement, we were no longer pursuing our former business plan.

On November 6, 2017, we entered into a Membership Interest Purchase Agreement (the "Early Bird Purchase Agreement") with Early Bird Distribution, LLC, a privately held limited liability company incorporated under the laws of California ("Early Bird"), and the members of Early Bird. As a result of the transaction, Early Bird became a wholly-owned subsidiary of our Company.

In accordance with the terms of the Purchase Agreement:

1) we agreed to pay the minority member of Early Bird $60,000, payable with an initial deposit of $10,000 within 5 days of execution and the balance due at closing;
2) we agreed to issue to the majority member of Early Bird, Robert Ingram, 50,000 shares of our common stock; and
3) we agreed to purchase the existing inventory of Early Bird, payable to the majority member, at original cost within one year from closing.

Further under the Purchase Agreement, we agreed to enter into an employment agreement with Robert Ingram to serve as Director of Product Development. The agreement grants Mr. Ingram an annual base salary of $72,000, cash and equity bonuses upon the achievement of milestones, health and benefits and severance for termination without cause. In connection with the Purchase Agreement, Mr. Ingram agreed to certain restrictive covenants including certain non-compete and non-solicitation provisions under a business protection agreement that he signed with us.

As a result of the Purchase Agreement, the Conveyance Agreement and the Early Bird Purchase Agreement, and under the direction of our newly appointed officers and directors, we are now an online retailer in the smoking accessories business.

We provide smoking accessories and glass pipes as an online retailer and wholesale distributor. We operate in different verticals within the online headshop industry, consisting of, but not limited to, sales of consumer products through online retail, sales of wholesale products to other retailers, design and manufacturing of branded products, and shipping and fulfillment services. We are a household name in the headshop and glass industry and our products can be found in retail stores across the U.S. and internationally. We operate our online retail division through SmokeCartel.com and our wholesale division through Glassheads Distribution.

We believe that we have led the industry standard in all aspects of operations including product design and development, fast and reliable shipping, excellent customer service, and organic online traffic rankings. We also own branded product lines to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, Cinderwitch Torches, Errlybird, HeadyPet, and BudderBlocks.

Our principal office is located at 1313 Rogers St. Savannah, GA 31415 and our phone number is 912-226-2802. Our corporate website address is *www.smokecartel.com*. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this Offering Memorandum.

Our Industry

As part of the online headshop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but we do benefit from the expansion of the legal cannabis market. Recreational marijuana is currently legalized in 8 states and 29 states have legalized marijuana for medical purposes. Our business benefits as legal marijuana continues to expand across the United States and the demand for cannabis accessories is increasing.

In addition, our business is primarily done through online commerce, which is increasing nationally. Consumers are shifting towards e-commerce sales, and we actively work to pursue this growing consumer base.

Although we do not deal with cannabis itself, our products are associated with the plant, which means that we face many of the same challenges that cannabis companies face, such as federal regulation, banking restrictions, lack of advertising platforms, and negative stereotypes of the business. We have dealt with these regulations and challenges since our inception and have been resourceful and persistent in finding legal means to operate our business and reach our consumer base.

The cannabis accessory industry is legal, but is a relatively new industry which presents its own challenges, like a lack of a standardized system that other retail industries have. We were creative in dealing with these challenges and developed our own SKU system for inventory management. Company management has expertise in technology and web development, which allowed us to develop proprietary software that directly integrates into popular ecommerce platforms like Shopify. We also have the unique ability to ship fragile glass products efficiently and effectively. We believe our advanced shipping knowledge and experience along with our software gives us a unique skill set that other distribution companies lack. Our resourcefulness with technological solutions has allowed us to provide unparalleled fulfillment and shipping services despite industry challenges.

With increasing state legalization of cannabis, the industry is receiving more public attention than ever, but it is still in an infantile state. Nationwide legalization is imminent and there will be a rise in new cannabis businesses who will be dealing with these challenges and uncertainty of operating in a new industry. We have the advantage of industry knowledge and experience and we believe we will be one of the only cannabis accessories retailers equipped to handle the increased demand across the country.

Market Opportunity Analysis

We see market opportunity in the head shop and smoking accessories industry, ecommerce industry, and the cannabis industry. With expansion of the legal cannabis market, we believe there will be an increase in demand for cannabis accessories and we have expertise in developing products to quickly bring to market. We have vertically integrated our operations in order to easily bring new products to both online retail and wholesale markets. There is a substantial opportunity to gain significant market share and to solidify our standing as the leading company of consumer cannabis accessories. The market is new and experiencing rapid growth and will require experienced and well-established companies to take the lead.

We also see the potential to expand into new markets through acquisitions like Early Bird, which allowed us to enter the pet industry with its HeadyPet product line. We have identified several overlapping and growing markets like the pet industry that are easy to integrate into our online store and wholesale division. Our advanced technology and warehousing system is equipped to quickly receive and sell new products. This strategy allows us to sell products not associated with the cannabis industry and not restricted by advertising platforms or other industry regulations.

Head shop and Smoking Accessories Industry

In the past 20 years, the smoking accessories industry has experienced rapid growth and changes to the industry. In 1995, companies were placing pipes into a copy machine, then faxing the photocopied pages to potential customers. Wood, metal, and plastic pipes were still the mainstream, as glass pipes were just starting to become available. At this time The Crush, one of the few glass pipes manufacturers, held nearly 75% of market share doing $11M annually in revenue. Once prosecution of drug paraphernalia decreased in the early 2000s, there was a surge of new manufacturers and retailers of glass smoking accessories.

Now, according to a 2013 report from Headquest Magazine, smoke shops generate an estimated $10 billion in revenues annually in the United States, which is even before most legalization laws had passed. The growth in the head shop and cannabis accessory industry has been rapid and is relatively new; there is not a lot of market research available right now. However, the demand for cannabis accessories is set to increase with the increase of the legal cannabis market.

Ecommerce: Online Retail and Wholesale Industry

Our business is conducted primarily through online commerce, which is increasing nationally and globally. Consumers are shifting toward e-commerce sales, and we actively work to pursue this growing consumer base. The National Retail Federation (NRF) expects that online retail will grow 8-12%, up to three times higher than the growth rate of the wider retail industry.

In worldwide ecommerce sales, data from Statista anticipates a 246.15% increase in worldwide ecommerce sales, from $1.3 trillion in 2014 to $4.5 trillion in 2021. The global market is shifting toward ecommerce because it offers wide product selection to consumers all over the country and the world. Ecommerce is an easier and more efficient process for most buyers, and this includes the cannabis accessories market.

Statista's data also shows that the B2B wholesale ecommerce market is worth 234.78% more than the B2C ecommerce sales. Their data shows that by the close of 2017, B2C ecommerce sales will hit $2.3 trillion worldwide while B2B ecommerce will reach $7.7 trillion. Our expansion into wholesale B2B online sales adds significant value as the online wholesale market is growing at much faster rate than online retail.

Cannabis Industry

As part of the online head shop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but it does benefit from the expansion of the legal cannabis market. Recreational marijuana is currently legalized in 8 states and medical marijuana is legalized in 29 states. The Federal Government ended alcohol prohibition after 10 states had decided to pass their own legalization laws, the country is now just 2 states away from that number with cannabis. The cannabis industry and all of its ancillaries will continue to grow with legalization. The industry is still in its infancy, and any company with the right experience, the right people, in the right place, at the right time, and who also has a head start, is poised for accelerated rise and control of a large part of market share.

According to Arcview Market Research, North American consumers spent $6.7 billion on legal cannabis products, which is up 34% from 2015. Arcview estimates that by 2021, the legal cannabis market will be worth $22.6 billion. The research report also notes that very few consumer industries earn $5 billion in annual revenue with 25% compound annual growth the following five years. Arcview estimates that this high growth rate will continue past 2021 as states will still be passing legalization laws and federal legalization is also expected in that time period.

The cannabis industry will also have increasing economic impact in the next few years through jobs, taxes, and the opportunity to start new businesses. Leafly reports that legal marijuana currently supports 149,304 jobs in the United States, which is a 22% increase in jobs from last year. Marijuana Business Daily predicts that the economic impact of the U.S cannabis industry will be between $47.6 and $68.4 billion by 2020. The economic impact of cannabis in 2016 was only $16-$18 billion, which shows huge potential for the impact the cannabis market will have on the U.S economy.

Public sentiment of the marijuana market is changing; Arcview's polls show that 80% of Americans approve of legal access to medical cannabis and 60% approve of full adult use legalization.

Marijuana Legalization Status by State: New Potential Markets

As legalization initiatives and public support grows across the country, there is great potential in new markets that have not legalized recreational or medical marijuana. The market has seen tremendous growth from states with legalization, in both recreational and medical, and these markets are expected to continue this high growth rate.

In the 2016 election, three new states legalized medical marijuana: Arkansas, Florida, and North Dakota. Four states that already had medical marijuana laws legalized recreational: California, Maine, Massachusetts and Nevada. Marijuana Business Daily estimates that these new markets could create $7 billion to $8 billion in additional retail revenue. They also note that almost 60% of the U.S population now lives in a state where marijuana has been legalized. By opening up these new markets, 2016 marked an important shift in the cannabis industry.

Products and Services

Retail Division

We operate an ecommerce store through SmokeCartel.com that sells glass pipes, vaporizers, bongs and other smoking and cannabis accessories. The retail division has about 90,000 customers in 44 countries and continues to grow its consumer base. Our website operates through Shopify, a popular ecommerce platform that easily works with our internal tracking software and helps us identify key data and customer behaviors.

Wholesale Division

In January 2016, we acquired UPC Distribution which was rebranded as Glassheads Distribution and became the wholesale division of Smoke Cartel. The acquisition allowed us to expand into the wholesale market to sell to other retailers across the United States and internationally. Glassheads has about 3,000 retail customers and plans to grow that consumer base through marketing and sales initiatives as well as continued innovation in product design.

Glassheads Distribution, formerly UPC Distribution, has nearly 20 years of experience in the wholesale and manufacturing industry, giving us an advantage in its expansion to the wholesale market. The mission of Glassheads is to innovate and provide quality products at affordable prices, while maintaining unsurpassed customer service. Glassheads focuses on training and maintaining a knowledgeable and experienced sales staff. Through expert knowledge, of not just our products and services, but those of our competitors, Glassheads' sales staff is able to guide and provide honest information for customers.

Products: Design and Development

We design and manufacture products for the online retail store and for our wholesale division. These products include glass water pipes, bongs, vaporizers, and other tobacco or cannabis accessories. We also have created, branded, and trademarked product lines to sell as both retail and wholesale products to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, and Cinderwitch Torches. We have covered a wide niche of glassware, and plan to focus on non-glass products and accessories in the future to expand product selection and to reach new markets.

Sesh Supply is a branded and trademarked name and is a line of glass water pipes known for their unique design and spinning propeller percs. Each Sesh Supply piece is named from a creature or character from Greek mythology and follows a bold and colorful theme, which is all part of a marketing strategy for a younger generation of smokers. Made with high-quality materials, Sesh Supply is all about setting new standards for affordable glass pieces.

China Glass is a branded and trademarked name and is a line of glass that comes from a team of carefully selected master glass artists from the Hebei province of Northern China. There is often a certain stigma in the industry about glass that's made overseas, but these master glassblowers have combined over 100 years of glassblowing experience, and have produced excellent functional glass art with a nod to their history and culture. China Glass is marketed for the sophisticated smoker and people who like to smoke while doing yoga, meditating, or relaxing.

Kraken Grinders is also a Smoke Cartel branded and trademarked name and it is a line of grinders made from high-quality stainless steel and aluminum alloys. Grinders are used for grinding tobacco and herbs, and the Kraken grinder features unique designs like stash windows, easy clear buttons, pollen screens, and more.

Cinderwitch Torches is the newest branded and trademarked brand for Smoke Cartel. Products include premium ignition devices like butane and electronic torches. Cinderwitch has unique products that are unlike most conventional torches, both in style and function.

We acquired the UPC brand in our acquisition of UPC Distribution. The wholesale division was rebranded as Glassheads, however, UPC is still a brand name we use for a line of water pipes and dab rigs. UPC pieces are dedicated to the classic and timeless design known to scientific glass, and their iconic logo, which is also trademarked, gives each piece its own unique twist. UPC is marketed for simple, traditional smokers.

We currently manufacture a small portion of our products in our warehouse facility located in Savannah, Georgia. We also source from third party vendors, but plan on reducing the number of third party vendors and will increase in-house manufacturing to reduce overhead costs. We plan to go from 160 vendors to 100 vendors, as we are seeing a greater response to in-house brands as well as significantly better margins on those products. Our target is for 85-90% of all retail and wholesale revenue to be from our own brands and products, and we also plan to rely less and less on third party vendors as we pivot to become the industry powerhouse in product design.

Distribution/Dropshipping

Smoke Cartel provides warehousing and fulfillment for industry competitors and takes a percentage of their sales as part of its dropshipping service. The Company is a respected name in the industry and has well-known warehousing and shipping services that other companies trust. Smoke Cartel is one of the few companies in the industry who offer dropshipping services which has allowed us to dominate over competitors.

Dropshipping services provided the opportunity for other online retailers to take advantage of Smoke Cartel's advanced fulfillment and high-capital, technology-driven processes. By outsourcing fulfillment, these clients --competitors--develop a synergistic partnership with Smoke Cartel.

The dropshipping program also benefits these clients by increasing their product selection by over 1000 SKUs and by giving them live access to Smoke Cartel's vast inventory tracking system while having a dedicated liaison to manage the orders that they submit. These clients are other online glass retailers, which allows Smoke Cartel products to reach an even greater amount of digital consumers.

Marketing Plan

Positioning and Goal

Because of our association with the cannabis industry, we are restricted from traditional advertising networks like Google and Facebook, however, like in other aspects of the business, we have been resourceful in finding legal and effective marketing strategies. We allocate our marketing spending toward social networks, use precise retargeting strategy, work with industry influencers, sponsor cannabis related events, and execute paid web advertisements on sites that allow cannabis or tobacco related content. As we continue to grow, we plan to continue to increase brand awareness through these same strategies and through new marketing initiatives.

Marketing Tactics

Since our inception, we have always focused on building a brand and on our artistic vision for products and marketing initiatives. This includes implementing professional photography and graphic design in every marketing and advertising material, online or printed, with the intent to create a globally recognized brand.

We use a combination of online and offline initiatives for sales and marketing of products and services of the ecommerce and wholesale businesses. We have built strong relationships with important industry figures and advertisers which helps perpetuate the brand of Smoke Cartel. We also utilize an in-house sales department specifically for wholesale customers to build solid relationships with wholesale customers.

Social Media Marketing

We have built a large social media following on our own company accounts and on separate brand accounts for our different product lines. This combined with the use of social media influencers gives us a strong presence on social media networks. We use Instagram, Tumblr, Facebook, and Twitter to target our consumer base, with emphasis on Instagram as it is the best network to target the customer demographic and to build and maintain branding for our company and each of our branded product lines.

We put the same content on each social platform in order to keep the brand consistent, but the audience engages with each platform differently. This allows the brand to reach all different types of consumers and different audiences. Our Instagram presence is the most pronounced, averaging about 1,000 new followers per week, and this page sees the most engagement as it is an extremely visual platform. We utilize platforms like Twitter and Facebook more for customer service and communicating with customers.

Social media has been a central marketing tactic for Smoke Cartel as it is the best and most efficient way to reach our consumer base. Social media allows consumers to understand and identify with our brand with any post. We focus on creating beautiful images that consumers can relate to, while also maintaining a good stream of engagement with our audience. This strategy includes different themes for different brands, in order to relate to the different types of consumers, and to inspire them about the potential of each product and brand. We also can use social media to directly engage with our target audience by creating conversations on our different social platforms.

Email marketing

We implement an email marketing strategy using an email marketing platform to reach our ever growing list of customers. Email marketing sales made up 13% of total revenue in the past year and 16% of total revenue in the last 90 days. We track orders, revenue, and other analytics from emails that we can use to increase sales and to improve the overall marketing strategy. We plan both "flow" emails and regular email campaigns. Flows are emails that are sent automatically based on customer behavior like cart abandonment, signing up for a list, repeat customers, or the purchase of a product that can be linked with another product based on consumer trends. Email campaigns are one time emails based around holidays, sales events, or new products and services and are sent to different lists of people, either the master list of email subscribers, or to a customized list based on customer behavior.

SEO

We integrate SEO, or search engine optimization, into all of our marketing and advertising strategies. SEO is important to gain customers organically and it is done through accumulating inbound links, listings on other sites, and establishing a social media presence in order to achieve a higher organic Google, Bing, and Yahoo search ranking for terms related to each part of the business.

Online Advertising

We also run standard PPC (pay-per-click) display ads on cannabis related websites and other relevant sites that feature retargeting of previous Smoke Cartel website visitors. We have found this to be the most efficient advertising method to target potential customers as they have already visited the Smoke Cartel.

Public Relations

We have already received editorial coverage in several well-known publications, and plan to implement a public relations strategy in the future to secure additional coverage as the company grows. We have a relationship with several media outlets in the industry and general news sources. We plan to continue to reach out to relevant media outlets to expand brand awareness, acquire new customers, and improve SEO. Public relations efforts will include developing new ideas and pitches that will provide new angles about us for continual media coverage.

Offline Initiatives

We have mainly focused on online marketing initiatives, but plan on launching a full offline marketing package including physical mailers, catalogs, magazines, brochures, and attending many more trade shows and events.

Events

We currently attend and sponsor events such as glass industry trade shows, cannabis related events, and music festivals. These events provide an opportunity for us to sell products, make connections in the industry, reach our consumer base directly, and improve brand recognition. We plan to increase the number of events we attend and sponsor and we also plan to expand to international trade show events.

Competition

All of our planned wholesale and online retail distribution channels will compete for customers and sales with different companies and products that are competitive today and likely to be even more competitive in the future. Our size relative to our competition is difficult to gauge as most of our competition is privately held and does not publicly report their earnings. Public companies that are most similar and competitive to Smoke Cartel are Namaste Technologies and Kush Bottles, Inc.

Namaste Technologies is traded on the OTC Markets under the symbol NXTFF and is based in Canada. Unlike Smoke Cartel, Namaste Technologies' business is focused specifically on vaporizers and not glassware and other cannabis accessories. They also currently do not have significant market share in the United States like Smoke Cartel.

Kush Bottles is traded on the OTC Markets under the symbol KSHB. Kush Bottles sells packaging products for the cannabis industry, but they do not focus on glassware or have the same manufacturing capacity as Smoke Cartel. Kush Bottles also has significantly less web traffic than Smoke Cartel. According to Amazon Alexa website traffic rankings as of September 2017, Smoke Cartel is ranked at 13,632 for the most popular website in the United States while Kush Bottles is ranked at 117,383.

Intellectual Property

We are in the process of trademarking the following product names: Sesh Supply, Kraken, UPC, Smoke Cartel, Cinderwitch, and Glassheads. We have trademarked the logo for UPC and are in the process of trademarking the logo for Smoke Cartel. We also acquired the registered trademarks for Errlybird logo, Errlybird wordmark, Budder Blocks logo, Budder Blocks wordmark, Heady Pet logo, Heady pet wordmark, and Breaking Slabs artwork in the acquisition of Early Bird Distribution.

Regulations

We must comply with federal and state regulations for tobacco products. Tobacco products can only be sold and shipped to customers over the age of 18 or 21 in some states. We are not regulated by federal or state cannabis laws.

Employees

As of the date hereof, the Company has 33 full time employees and 4 part time employees.


THE TEAM


Biographical information regarding the officers and Directors of the Company, who will continue to serve as officers and Directors of the Company are provided below:

NAME	AGE	POSITION
Sean Geng	24	Chief Executive Officer and Director
Darby Cox	24	Chief Operating Officer and Director
Jorge Verar	56	Chief Financial Officer

Sean Geng- (Appointed July 14, 2017) Chief Executive Officer, Director

Mr. Geng co-founded Smoke Cartel in January 2013 and has acted as CEO for the past four years. In January 2013, Mr. Geng also founded and owned Kryptotrader, a cryptocurrency denominated securities trading and tracking platform. He sold the company after acting as CEO and CTO for one year. From May 2013 to September 2013, Mr. Geng worked as a Developer at Powered Analytics, a predictive analytics company in Pittsburgh that was acquired by Target Corporation. From January 2011 to January 2013, Mr. Geng served as Creative Director of Pixelmess, a full service design studio. He also studied Advertising at the Savannah College of Art and Design.

Aside from that provided above, Mr. Geng does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

The Board believes that Mr. Geng has the experience, qualifications, attributes and skills necessary to serve on the Board because of his many years of experience in marketing and business administration.

Darby Cox- (Appointed July 14, 2017) Chief Operating Officer, Director

Ms. Cox co-founded Smoke Cartel in January 2013 and has acted as Operations Manager for the past four years. Ms. Cox also founded the terrarium company SproutSouth in January 2014. Prior to this, Ms. Cox attended Savannah College of Art and Design and studied Service Design.

Aside from that provided above, Ms. Cox does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

The Board believes that Ms. Cox has the experience, qualifications, attributes and skills necessary to serve on the Board because of her many years of experience in marketing and business administration.

Jorge Verar, Chief Financial Officer

Mr. Verar has been our CFO since December 2017. He is an accomplished accounting professional with an in-depth background in IT and proven track record of enhancing corporate operations by aligning financial and accounting processes and controls with company goals. He is also a trained forensic accountant with experience conducting investigations, identifying occurrences of fraud, and implementing strategies that strengthen corporate safeguards. Highly educated with both Master's and Bachelor's degrees in Accounting, he is a Certified Public Accountant (CPA), a Certified Fraud Examiner (CFE) and a Certified Information System Auditor (CISA).

Jorge is a member of the Rotary Club International, through which he enjoys serving the community and providing leadership by sharing his talents and resources. He is also a board member of ISACA, an independent, nonprofit, global association. ISACA engages in the development, adoption, and use of globally accepted, industry-leading knowledge and practices for information systems.

Corporate Governance

The Company promotes accountability for adherence to honest and ethical conduct; endeavors to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company; and strives to be compliant with applicable governmental laws, rules and regulations. The Company has not formally adopted a written code of business conduct and ethics that governs the Company's employees, officers and Directors as the Company is not required to do so.

Committees of the Board

Our Company currently does not have nominating, compensation, or audit committees or committees performing similar functions nor does our Company have a written nominating, compensation or audit committee charter. Our board of directors believes that it is not necessary to have such committees, at this time, because the directors can adequately perform the functions of such committees.

Audit Committee Financial Expert

Our board of directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 407(D)(5) of Regulation S-K, nor do we have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

Our board of directors does not believe that it is necessary to have an audit committee because management believes that the board of directors can adequately perform the functions of an audit committee. In addition, we believe that retaining an independent Director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development.

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1. bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; or
4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.
5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:(i) Any Federal or State securities or commodities law or regulation; or(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Independence of Directors

We are not required to have independent members of our board of directors, and do not anticipate having independent Directors until such time as we are required to do so.

Related party transactions

On July 14, 2017, we entered into Purchase Agreement with Smoke Cartel, and the members of Smoke Cartel, which include our officers and directors Sean Geng and Darby Cox. As a result of the Exchange, Smoke Cartel became a wholly-owned subsidiary of the Company. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of the Company's common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel.

Also on July 14, 2017, we entered into the Conveyance Agreement with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with our business investment activities of the spot gold trading and the spot silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in our company and to assume and cancel all liabilities relating to our former business.

In August 2016, the Company borrowed $150,000 from a related party as evidenced by a promissory note. On August 14, 2017, the Company issued 150,000 shares of its common stock to the related party in full payment and satisfaction of the promissory note.


RISK FACTORS


Please consider the following risk factors and other information in this offering circular relating to our business before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this offering circular before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We consider the following to be the material risks for an investor regarding this offering. Our company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount.

An investment in our common stock is highly speculative, and should only be made by persons who can afford to lose their entire investment in us. You should carefully consider the following risk factors and other information in this report before deciding to become a holder of our common stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

<u>**Risks Relating to Our Company and Our Industry**</u>

In the event that we are unable to successfully compete in the smoke accessories industry, we may not be able to achieve profitable operations.

We face substantial competition in the industry. Due to our small size, it can be assumed that many of our competitors have significantly greater financial, technical, marketing and other competitive resources. Accordingly, these competitors may have already begun to establish brand-recognition with consumers. We will attempt to compete against these competitors by developing features that exceed the features offered by competitors. However, we cannot assure you that our products will outperform competing products or those competitors will not develop new products that exceed what we provide. In addition, we may face competition based on price. If our competitors lower the prices on their products, then it may not be possible for us to market our products at prices that are economically viable. Increased competition could result in:


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- Lower than projected revenues;
- Price reductions and lower profit margins;
- The inability to develop and maintain our products with features and usability sought by potential customers.

Any one of these results could adversely affect our business, financial condition and results of operations. In addition, our competitors may develop competing products that achieve greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Our inability to achieve sales and revenue due to competition will have an adverse effect on our business, financial condition and results of operations.

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have a limited operating history upon which to evaluate the merits of investing in our company. Because we are in the early stages of operating our business, we are subject to many of the same risks inherent in the operation of a business with a limited operating history, including the potential inability to continue as a going concern.

A material part of our success will depend on our ability to manage our suppliers and contract manufacturers. Our failure to manage our suppliers and contract manufacturers could materially and adversely affect our results of operations and relations with our customers.

We rely upon suppliers to provide the components necessary to build our products and on contract manufacturers to procure components and assemble our products. There can be no assurance that key suppliers and contract manufacturers will provide components or products in a timely and cost efficient manner or otherwise meet our needs and expectations. Our ability to manage such relationships and timely replace suppliers and contract manufacturers, if necessary, is critical to our success. Our failure to timely replace our contract manufacturers and suppliers, should that become necessary, could materially and adversely affect our results of operations and relations with our customers.

If the market for smoking accessories does not experience significant growth or if our products do not achieve broad acceptance, we will not be able to sustain or grow our revenues.

We hope to achieve continued revenues from sales of our products. We cannot accurately predict, however, future growth rates or the size of the market for our products in the United States and other markets we engage in. Demand for our products may not occur as anticipated, or may decrease, either generally or in specific geographic markets, during particular time periods. The expansion of our products in the market depends on a number of factors, such as:

- the cost, performance and appearance of our products and products offered by our competitors;
- public perceptions regarding our products and the effectiveness and value of our products;
- customer satisfaction with our products; and
- marketing efforts and publicity regarding the needs for our product and the public demand for our product.

Even if our products gain wide market acceptance, we may not adequately address market requirements and may not be able to expand market acceptance. If our products do not achieve wide market acceptance, we may not be able to achieve our anticipated level of growth, we may not achieve revenues and results of operations would suffer.

If we are unable to gauge trends and react to changing consumer preferences in a timely manner, our sales will decrease, and our business may fail.

We believe our success depends in substantial part on our ability to offer our products that reflect current needs and anticipate, gauge and react to changing consumer demands in a timely manner. Our business is vulnerable to changes in consumer preferences. We will attempt to reduce the risks of changing demands and product acceptance in part by devoting a portion of our available products and designs to standard products that are not significantly modified from year to year. Nevertheless, if we misjudge consumer needs for our products, our ability to generate sales could be impaired resulting in the failure of our business. There are no assurances that our future products will be successful, and in that regard, any unsuccessful products could also adversely affect our business.

Our products may contain defects, which could adversely affect our reputation and cause us to incur significant costs.

Defects may be found in our products. Any such defects could cause us to incur significant return and exchange costs and divert the attention of our personnel from product development efforts, and cause significant customer relations and business reputation problems. Any such defects could force us to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed.

If we do not effectively implement measures to sell our products, we may not achieve sustained revenues and you will lose your entire investment.

We have been selling our products through our website and third party e-commerce sites. We have no experience in providing direct sales and service, aside from our website. Moreover, our sales and marketing efforts may not achieve intended results and therefore may not generate the revenue we hope to achieve. There can be no assurance that our focus or our plans will be successful. If we are not able to successfully address markets for our products, we may not be able to grow our business, compete effectively or achieve profitability.

If we are unable to successfully manage growth, our operations could be adversely affected.

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial and management information systems, and to recruit, train and manage sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development delays as we seek to meet increased demand for our products. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan.

Due to the specified nature of our business, having certain key personnel is essential to the development and marketing of the products we plan to sell and thus to the entire business itself. Our officers and directors, Sean Geng and Darby Cox are extremely instrumental in the viability of our business and our future success. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We may have to recruit qualified personnel with competitive compensation packages, equity participation, and other benefits that may affect the working capital available for our operations. Management may have to seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of many company projects. No assurance can be given that we will be able to obtain such needed assistance on terms acceptable to us. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our operating results and financial condition.

Because we have three persons as our officers and two directors that occupy all corporate positions, our internal controls may be inadequate and we may face negative consequences related to having them set their own salaries and making all of the decisions affecting our company.

Because we have only three officers and two directors, they may not adequately be able to administer our internal controls over disclosure or financial reporting.

- ▪ Conduct a physical inventory at September 22, 2017.
- ▪ Use purchases and sales data from the inventory tracking system, roll back the inventory to January 1, 2017 and then to the earliest date in 2016 for which data is available.
- ▪ Continue the roll-back to January 1, 2016 manually by reference to hard copy purchases and sales data.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Since we have only three officers and two directors, the controls could easily be circumvented by our officers and directors which could result in adverse consequences to us.

If we are the subject of future product defect or liability suits, our business will likely fail.

In the course of our planned operations, we may become subject to legal actions based on a claim that our products are defective in workmanship or have caused personal or other injuries. We currently maintain liability insurance but such coverage may not be adequate to cover all potential claims. Moreover, even if we are able to maintain sufficient insurance coverage in the future, any successful claim could significantly harm our business, financial condition and results of operations.

Our commercial success depends significantly on our ability to develop and commercialize our products without infringing the intellectual property rights of third parties.

Our commercial success will depend, in part, on operating our business without infringing the trademarks or proprietary rights of third parties. Third parties that believe we are infringing on their rights could bring actions against us claiming damages and seeking to enjoin the development, marketing and distribution of our products. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, we could be required to pay damages and/or to obtain a license to continue to develop or market our products, in which case we may be required to pay substantial royalties. However, any such license may not be available on terms acceptable to us or at all. Ultimately, we could be prevented from commercializing a product or forced to cease some aspect of our business operations as a result of patent infringement claims, which would harm our business.

A decline in general economic condition could lead to reduced consumer traffic and could negatively impact our business operation and financial condition, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy. Consumer spending habits, including chiefly the demand for smoke related products, are affected by, among other things, prevailing economic conditions, levels of unemployment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers' disposable income. In the event of an economic slowdown, consumer spending habits could be adversely affected and we could experience lower net sales than expected on a quarterly or annual basis which could have a material adverse effect on our business, financial condition and results of operations.

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in the smoke accessories industry is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Since the industry is highly competitive, our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as cost-effective marketing campaigns to increase brand recognition and awareness in a highly competitive market. We will continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion goals we expect. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions and results of operations could be adversely affected.

Because our executive officers own a majority of our outstanding stock, you may not have any influence in the corporate decisions of the company, including the election of directors.

Our current Chief Executive Officer, Sean Geng, and our Chief Operating Officer, Darby Cox beneficially own a majority of our outstanding common stock. As a result, they have substantial voting power in all matters submitted to our stockholders for approval including:

- Election of our board of directors;
- Removal of any of our directors;
- Amendment of our Certificate of Incorporation or bylaws;
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and position, they are able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by these officers could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our company may decrease. Their stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Risks Relating to the Company's Securities and this Offering

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "SMKC" on the OTCPink operated by OTC Markets Group, Inc, an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Our common stock price may be volatile and could fluctuate widely in price, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including:

- technological innovations or new products and services by us or our competitors;

- government regulation of our products and services;

- the establishment of partnerships with other technology companies;

- intellectual property disputes;

- additions or departures of key personnel;

- sales of our common stock;

- our ability to integrate operations, technology, products and services;

- our ability to execute our business plan;

- operating results below expectations;

- loss of any strategic relationship;

- industry developments;

- economic and other external factors; and

- period-to-period fluctuations in our financial results.

You should consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to market our products and to cover operating costs and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend. Therefore, you should not expect to receive cash dividends on our common stock.

If securities or industry analysts do not publish or do not continue to publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us now or in the future issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares of our Common Stock.

Investors cannot withdraw funds once invested and will not receive a refund.

Investors do not have the right to withdraw invested funds. Subscription payments will be paid to Smoke Cartel, Inc. and held in our corporate bank account if the subscription agreements are in good order and we accept the investor's investment. Therefore, once an investment is made, investors will not have the use or right to return of such funds.

Sean Geng and Darby Cox will be able to sell their shares at any time during the duration of this offering, which could have negative effects on our primary offering.

As previously mentioned, Sean Geng and Darby Cox have registered some of their shares in the resale portion of our offering. Their participation in this offering could have a negative impact on potential subscribers in our primary offering. Some investors disfavor it when management sells shares, as it may be construed by some as a sign of poor company performance. This could result in less monies raised by the company. Because of this your investment could be adversely affected.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors, in consultation with our Placement Agent, has determined the offering price in its sole discretion. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

The entire amount of your purchase price for your shares will not be available for investment in our company.

A portion of the offering proceeds will be used to pay selling commissions of the offering proceeds to our intermediary. Thus, a portion of the gross amount of the offering proceeds will not be available for investment in our company.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our shares have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. We represent that this Offering Memorandum does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the shares or find an exemption under the securities laws of each state in which we offer the shares, each investor may have the right to rescind his, her or its purchase of the shares and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution. This dilution is due to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if we issue additional equity securities, you will experience additional dilution.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds we receive from this offering primarily for paying working capital, inventory and general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, products, technologies, or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

FORWARD LOOKING STATEMENTS

This Offering Memorandum contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this Offering Memorandum.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

We have authorized capital stock consisting of 380,000,000 shares of common stock, $0.0001 par value per share ("Common Stock"). As of the date of this filing we have 20,350,006 shares of Common Stock issued and outstanding.

Common Stock

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

Ownership

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned
Executive Officers and Directors		
Sean Geng 1313 Rogers St Savannah, GA 31415	9,350,000	46%
Darby Cox 1313 Rogers St Savannah, GA 31415	7,650,000	38%
Executive Officers and Directors as a Group (2 persons)	17,000,000	84%
20% Shareholders		
None	-	-

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

Preferred Stock

We have no authorized shares of preferred stock.

Options and Warrants

None.

Convertible Notes

None.

Dividend Policy

We have not paid any cash dividends to shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Transfer Agent

Our transfer agent is Globex Transfer, LLC located at 780 Deltona Blvd. Suite 202, Deltona, FL 32725.

What it Means to be a Minority Holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, the founders and executive officers. As a result, these few people have the ability to make all major decisions regarding the company. Investors will hold minority interests in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 John invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. John now owns only 1.3% of the company but his stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). John now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations; Liquidity and capital resources; Indebtedness

For the year ended December 31, 2017, we have generated $5,985,040 in revenues, as compared with revenues of $4,735,441 for the year ended December 31, 2016.

Our cost of sales were $2,292,628 for the year ended December 31, 2017, as compared with cost of sales of $1,803,181 for the year ended December 31, 2016.

Our operating expenses for the year ended December 31, 2017 were $3,561,374, as compared with operating expenses of $2,534,046 for the year ended December 31, 2016

Our net loss for the year ended December 31, 2017 was $59,522, compared with net income of $402,047 for the year ended December 31, 2016.

As of December 31, 2017, we had total current assets of $1,587,973 and total assets in the amount of $1,732,304. Our total current liabilities as of December 31, 2017 were $566,511. We had working capital of $1,021,462 as of December 31, 2017.

As of December 31, 2017, with the current level of financing and cash on hand, we have sufficient cash to operate our business at the current level for the next twelve months but insufficient cash to achieve our business goals unless we: a) realize cash revenues on sales generated; and/or b) receive financing. We are uncertain what type of financing, if any, we will need as we continue to ramp up our revenue stream. We plan to explore all options to raise capital, including private offerings and public offerings, including Regulation A, if available. There can be no assurance that we will be successful in raising additional funding. If we are not able to secure additional funding, the implementation of our business plan will be impaired. There can be no assurance that such additional financing will be available to us on acceptable terms or at all.

Financial milestones

Expanding our operations involves a number of interim steps. At each step of the way, the company will require additional funds at each step, as set forth in the Use of Proceeds.

Recent Offerings of Securities

On July 14, 2017, we entered into Purchase Agreement with Smoke Cartel, and the members of Smoke Cartel, which include our officers and directors Sean Geng and Darby Cox. As a result of the Exchange, Smoke Cartel became a wholly-owned subsidiary of the Company. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of the Company's common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel.

Also on July 14, 2017, we entered into the Conveyance Agreement with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with our business investment activities of the spot gold trading and the spot silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in our company and to assume and cancel all liabilities relating to our former business.

On March 7, 2018, the company issued 75,000 shares of common stock to Trillium Partners LP in exchange for cash investment of $75,000.

The shares were sold in reliance on Section 4(a)(2) of the Securities Act.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. Our common stock is quoted under the symbol "SMKC" on the OTCPink operated by OTC Markets Group, Inc. On April 25, 2018, the last sales price per share of our common stock on the OTCPink was $1.70.

USE OF PROCEEDS

We are seeking to raise $999,999 in this offering through Regulation Crowdfunding with a minimum target raise of $30,000. We have two intermediary portals for the offering. The following fees and reimbursable expenses are in place for each portal intermediary:

SeedInvest
- 7.5% placement fee; charged on the total amount raised on SeedInvest in the round, paid only upon the successful completion of your offering.
- 5% warrant coverage or equity; based on the total amount raised on SeedInvest in the round.
- Up to $0 - $10,000 in due diligence, escrow, marketing and legal expense reimbursements.

StartEngine
- 6% of the amount raised via domestic ACH transfers and Wires taken out at the time of the disbursement(s)
- 8% of the amount raised at the time of the disbursement(s) for international investors (outside of the United States) and 12% for International credit cards
- 10% of the amount raised via Credit Card at the time of the disbursement(s)
- 50 basis points of funds committed as a cash management fee taken by the escrow agent.

Using SeedInvest as an example, which owns an intermediary funding portal startengine.com, we would pay a fee of 7.5% on all funds raised. We will pay SeedInvest $2,250 if we only raise the minimum target amount and $74,999 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used as stated in the below tables.

We do not expect to incur any irregular use of proceeds. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the company. The following uses of the net proceeds are based on the company's current spending forecast and include:

If 666,666 shares (100%) are sold:
Next 12 months

Planned Actions	Estimated Cost to Complete
Purchase of Inventory	$250,000
Website Development	$99,999
Marketing Budget	$150,000
Operating Capital	$200,000
Hire Staff	$150,000
Offering Expenses	$150,000
TOTAL	**$999,999**

If 499,999 shares (75%) are sold:
Next 12 months

Planned Actions	Estimated Cost to Complete
Purchase of Inventory	$200,000
Website Development	$49,999
Marketing Budget	$150,000
Operating Capital	$125,000
Hire Staff	$100,000
Offering Expenses	$125,000
TOTAL	**$749,999**

If 333,333shares (50%) are sold:
Next 12 months

Planned Actions	Estimated Cost to Complete
Purchase of Inventory	$150,000
Website Development	$19,999
Marketing Budget	$100,000
Operating Capital	$50,000
Hire Staff	$80,000
Offering Expenses	$100,000
TOTAL	**$499,999**

If 166,666 shares (25%) are sold:
Next 12 months

Planned Actions	Estimated Cost to Complete
Purchase of Inventory	$100,000
Website Development	$9,999
Marketing Budget	$50,000
Operating Capital	$15,000
Offering Expenses	$75,000
TOTAL	**$249,999**

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Audited Annual reports

The company will make audited annual reports available on its website.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Updates

Information regarding the progress of the offering appears on the company's profile page on smokecartel.com.

EXHIBIT B TO FORM C

SMOKE CARTEL, INC. FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[See Attached]



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Smoke Cartel, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Smoke Cartel, Inc. (the Company) as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Hancock Askew + Co., LLP

We have served as the Company's auditor since 2017.

Savannah, Georgia
April 13, 2018

Savannah | 912-234-8243 | 100 Riverview Drive | Savannah, GA 31404
Atlanta | 770-246-0793 | 275 Scientific Drive | Suite 2500 | Norcross, GA 30092
Miami | 877-550-8243 | 325 Almeria Avenue | Coral Gables, FL 33134

www.HancockAskew.com

Smoke Cartel, Inc. Balance Sheets
December 31, 2016 and 2017

		December 31, 2017		December 31, 2016
ASSETS				
Current assets				
Cash and cash equivalents	$	661,131	$	307,309
Inventories		926,502		872,010
Prepaid expenses		340		3,953
Total current assets		1,587,973		1,183,272
Fixed assets, net		49,654		11,958
Intangible assets		22,779		—
Goodwill		71,898		—
Total assets	$	1,732,304	$	1,195,230
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued expenses	$	317,454	$	45,551
Income taxes payable		102,622		—
Due to related parties		—		150,000
Current portion of loans payable		146,435		—
Total current liabilities		566,511		195,551
Loans payable		11,944		—
Deferred tax liability		3,692		—
Total liabilities		582,147		195,551
Stockholders' equity				
Common stock; $0.0001 par value; 380,000,000 shares authorized; 20,200,006 and 18,999,601 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively.		2,020		1,900
Additional paid-in capital		209,880		—
Retained earnings		938,257		997,779
Total stockholders' equity		1,150,157		999,679
Total liabilities and stockholders' equity	$	1,732,304	$	1,195,230

The accompanying notes are an integral part of these financial statements.

Smoke Cartel, Inc.
Statement of Operations
For the years ended December 31, 2016 and 2017

	12 Months Ended December 31,	
	2017	**2016**
Sales	$ 5,895,040	$ 4,735,441
Cost of Sales	2,292,628	1,803,181
Gross Profit	3,602,412	2,932,260
Operating expenses		
General and administrative expenses	788,650	587,767
Advertising and promotion	349,081	303,661
Payroll and related expenses	1,207,120	787,568
Shipping expenses	751,494	635,943
Officer compensation	177,826	94,487
Professional fees	111,928	24,807
Rent expenses	175,275	99,813
Total operating expenses	3,561,374	2,534,046
Income from operations	41,038	398,214
Other income (expense)		
Other income	6,271	3,833
Interest expense	(517)	—
Income before income taxes	46,792	402,047
Provision for income taxes	106,314	—
Net (loss) income	$ (59,522)	$ 402,047
Basic and diluted weighted average common shares outstanding	19,499,770	18,999,601
Basic and diluted earnings per share	$ (0.00)	$ 0.02

The accompanying notes are an integral part of these financial statements.

Smoke Cartel, Inc.
Statement of Cash Flows
For the years ended December 31, 2016 and 2017

	12 Months ended December 31,	
	2017	**2016**
Cash Flows from Operating Activities		
Net (loss) Income	$ (59,522)	$ 402,047
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	5,504	2,391
Deferred taxes	3,692	—
Changes in assets and liabilities		
Inventories	31,715	(365,244)
Prepaid expenses	3,953	14,581
Accounts payable and accrued expenses	183,379	36,421
Income taxes payable	102,622	—
Net cash provided by operating activities	271,343	90,196
Investing Activities		
Fixed assets	(25,900)	(5,000)
Acquisition of Early Bird Distribution	(60,000)	—
Net cash used for investing activities	(85,900)	(5,000)
Cash Flows from Financing Activities		
Stockholder contributions	10,000	—
Proceeds from related party debt	—	150,000
Proceeds from loans payable	159,915	—
Payments on loans payable	(1,536)	—
Net cash provided by financing activities	168,379	150,000
Net increase in cash	353,822	235,196
Cash, beginning of period	307,309	72,113
Cash, end of period	$ 661,131	$ 307,309
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 394	$ —
Non-Cash investing and financing transactions		
Common stock issued to settle related party note payable	$ 150,000	$ —
Financing of debt issuance costs	$ 5,985	$ —

The accompanying notes are an integral part of these financial statements.

Smoke Cartel, Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2016 and 2017

	Shares		Amount		Additional Paid In Capital		Retained Earnings		Total Stockholders' Equity
Balance January 1, 2016	18,999,601	$	1,900	$	—	$	595,732	$	597,632
Net income	—		—		—		402,047		402,047
Balance December 31, 2016	18,999,601		1,900		—		997,779		999,679
Stockholder contributions	—		—		10,000		—		10,000
Recapitalization	1,000,405		100		(100)		—		—
Common stock issued for acquisition of Early Bird	50,000		5		49,995		—		50,000
Common stock issued to settle related party note payable	150,000		15		149,985		—		150,000
Net loss	—		—		—		(59,522)		(59,522)
Balance December 31, 2017	20,200,006	$	2,020	$	209,880	$	938,257	$	1,150,157

The accompanying notes are an integral part of these financial statements.

F-6

Smoke Cartel, Inc.
Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Change of Business

Lemont Inc. ("Lemont") was formed on August 15, 2014 and was engaged in the business of investment activities of spot gold and silver trading. On July 14, 2017, Lemont entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Thread Cartel LLC., a privately held limited liability company incorporated under the laws of Georgia ("Smoke Cartel"), and the members of Smoke Cartel. As a result of the transaction (the "Exchange"), Smoke Cartel became our wholly-owned subsidiary. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of our common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel.

For accounting purposes, this is a reverse acquisition with Smoke Cartel (the "Company") being the accounting acquirer of Lemont. For legal purposes, Lemont issued shares to the Smoke Cartel shareholders followed by a merger and recapitalization of Lemont.

Also on July 14, 2017, we entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the "Conveyance Agreement") with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with spot gold and silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in our company and to assume and cancel all liabilities relating to our former business. As a result of the Purchase Agreement and Conveyance Agreement, we were no longer pursuing our former business plan. Under the direction of our newly appointed officers and directors, we are now an online retailer in the smoking accessories business. Effective August 29, 2017, the Company's name and trading symbol was changed to Smoke Cartel, Inc. (SMKC).

The Company has established a fiscal year end of December 31.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include but are not limited to the estimated useful lives of equipment for purposes of depreciation and the valuation of common shares issued for services, equipment and the liquidation of liabilities.

Cash and Equivalents

Cash and equivalents include investments with initial maturities of three months or less.

Concentration of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of FDIC insurance limits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Accounts receivable

Accounts receivable represents trade obligations from customers that are subject to normal trade collection terms, without discounts. The Company periodically evaluates the collectability of its accounts receivable and considers the need to adjust an allowance for doubtful accounts based upon historical collection experience and specific customer information. Actual amounts could vary from the recorded estimates. We have determined that as of December 31, 2017 and 2016, no allowance was required. The majority of sales transactions are paid by the customer with a credit card and are generally collected at the time that revenue is recorded.

Inventories

Inventory consists primarily of merchandise for sale and packaging materials and is valued at the lower of cost or market. Cost is determined using the weighted average method and average cost is recomputed after each inventory purchase or sale. Inventory is periodically reviewed in order to identify obsolete or damaged inventory and impaired values.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful life of the asset. The estimated useful life by asset description is noted in the following table:

Asset Description	Estimated Useful life (Years)
Furniture and Equipment	3-5
Vehicles	5

Additions are capitalized, and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in other income.

Fixed assets consist of the following at December 31, 2017 and 2016:

	2017	2016
Furniture and Equipment	$ 22,300	$ 5,000
Vehicles	35,250	9,349
Accumulated Depreciation	(7,896)	(2,391)
Net Fixed Assets	$ 49,654	$ 11,958

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Revenue Recognition

Net sales consist primarily of revenue from sale of merchandise and accessories. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable. Product is considered delivered to the customer once it has been shipped and title, risk of loss and rewards of ownership have been transferred. For most of the Company's product sales, these criteria are met at the time the product is shipped. For online sales to individuals, for some and for certain other sales, the Company defers revenue until the customer receives the product because the Company retains a portion of the risk of loss on these sales during transit.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term portion of long-term debt, the carrying amounts approximate fair value due to their short maturities.

Stock Based Compensation

The Company follows ASC 718-10, Stock Compensation, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).

Earnings Per Share

Basic earnings per share amounts are calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the weighted average numbers of shares of common stock outstanding for the periods. There are no potentially dilutive shares outstanding at December 31, 2017 and 2016.

Impairment Assessment

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset's carrying amount may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value. The Company evaluates and tests the recoverability of its goodwill for impairment at least annually during its fourth quarter of each year or more often if and when circumstances indicate that goodwill may not be recoverable. There was no impairment of intangible assets, long-lived assets or goodwill during years ended December 31, 2017 and 2016.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

The Company accounts for income taxes under standards issued by the FASB. Under those standards, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Prior to the acquisition on July 14, 2017, Smoke Cartel operated as a D.B.A. of Thread Cartel LLC. As an LLC, tax liabilities through July 14, 2017 passed through to the members of Thread Cartel LLC.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the ASU has expanded disclosure requirements regarding revenue. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of the ASU to fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2016.

Through our evaluation of the impact of this ASU, we have identified certain changes that are expected to be made to our accounting policies, practices, systems and controls including, revenue related to our online sales and the timing in which we satisfy our performance obligation to the customer, presentation of estimated merchandise returns as both an asset, equal to the inventory value, net of processing costs, and corresponding return liability, as opposed to an estimated net return liability, and recording the transaction price on consideration received for our drop shipping and fulfillment services. We plan to adopt this ASU under the modified retrospective approach beginning in the first quarter of 2018, with a cumulative adjustment to opening retained earnings as opposed to retrospectively adjusting prior periods. Based on our progress to date, we do not anticipate adoption to have a material impact to our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the consolidated balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the potential impact of the adoption of this standard.

NOTE 2– LEASE COMMITMENTS

During 2017 and 2016, the Company had lease commitments for office and warehouse space under lease terms that ranged from three to five years. On January 15, 2018, the Company re-located and leased office and warehouse space in Savannah, Georgia for a term of five years at a total cost for the three years of $968,364. The Company has negotiated a settlement of its prior lease agreements or has sub-leased the property. The Company also leases warehouse space in California on a month to month basis. Total rent expense under these leases totaled approximately $175,000 and $100,000 in 2017 and 2016, respectively.

Future minimum lease payments consist of the following:

Year	Annual
2018	$ 167,200
2019	$ 187,416
2020	$ 193,031
2021	$ 198,824
2022	$ 204,786
Thereafter	$ 17,107
TOTAL	$ 968,364

NOTE 3– CAPITAL STOCK

The Company's authorized capital is 380,000,000 common shares with a par value of $0.0001 per share.

As of December 31, 2017, the Company has not granted any stock options. During 2017, the Company issued 18,999,601 shares of common stock to the holders of Smoke Cartel, 150,000 shares of common stock in satisfaction of a note payable, and 50,000 shares in conjunction with the Early Bird acquisition.

NOTE 4 - RELATED PARTY TRANSACTIONS

In August 2016, the Company borrowed $150,000 from a related party as evidenced by a promissory note. On August 14, 2017, the Company issued 150,000 shares of its common stock to the related party in full payment and satisfaction of the promissory note.

NOTE 5 – LOANS PAYABLE

Loans payable consist of the following:

	December 31, 2017	December 31, 2016
Installment loan payable with interest at 5.1%; monthly payments of $257; due April, 2023; collateralized by a vehicle	$ 14,364	$ —
Installment loan payable with interest at 12.99%; monthly payments of $13,396; due December 2018; personally guaranteed by a shareholder	150,000	—
	164,364	—
Less: current portion	(146,435)	—
Less: unamortized debt issuance costs	(5,985)	—
	$ 11,944	$ —

NOTE 6 – INCOME TAXES

Prior to the acquisition on July 14, 2017, Smoke Cartel operated as a D.B.A. of Thread Cartel LLC. As an LLC, tax liabilities through July 14, 2017 passed through to the members of Thread Cartel LLC. The provision for income taxes from the period July 15, 2017 to December 31, 2017 is based on the pre-tax income generated by the Company during that period.

The components of the provision for income taxes is as follows:

	July 15, 2017 to December 31, 2017
Current:	
Federal	$ 85,833
State	16,789
	102,622
Deferred	3,692
Total	$ 106,314

A reconciliation of the provision for income taxes compared to statutory rates is as follows:

	July 15, 2017 to December 31, 2017	
	Amount	%
Federal provision at statutory rates	96,170	33.29%
State income tax, net of federal benefit	11,564	4.00%
Other	(1,420)	-0.49%
Total	106,314	36.80%

Components of deferred taxes are:

	December 31, 2017
Deferred tax liabilities:	
Depreciation timing difference	3,692
Gross net deferred tax liability	3,692

NOTE 7– ACQUISITION

On November 6, 2017, the Company entered into a Membership Interest Purchase Agreement (the "Agreement") with Early Bird Distribution, LLC, a privately held limited liability company incorporated under the laws of California ("Early Bird"), and the members of Early Bird. As a result of the transaction, Early Bird became a wholly-owned subsidiary of the Company. The total consideration paid was $196,207 and consisted of the following in accordance with the terms of the Purchase Agreement:

1) The Company agreed to pay the minority member of Early Bird $60,000, payable with an initial deposit of $10,000 within 5 days of execution and the balance due at closing;
2) The Company agreed to issue to the majority member of Early Bird, Robert Ingram, 50,000 shares of the Company's common stock, valued at $50,000; and
3) The Company agreed to purchase $86,207 of inventory of Early Bird, payable to the majority member, at original cost within one year from closing.

Each of the Company, Early Bird and the shareholders of Early Bird provided customary representations and warranties, pre-closing covenants and closing conditions in the Agreement.

Further under the Agreement, the Company agreed to enter into an employment agreement with Robert Ingram to serve as Director of Product Development. The agreement grants Mr. Ingram an annual base salary of $72,000, cash and equity bonuses upon the achievement of milestones, health and benefits and severance for termination without cause. In connection with the Purchase Agreement, Mr. Ingram agreed to certain restrictive covenants including certain non-compete and non-solicitation provisions under a business protection agreement that he signed with the Company.

Management believe that the acquisition of Early Bird Distribution is a strategy to increase its market share in wholesale customers.

The acquisition consideration is as follows:

Cash	$	60,000
Payable for inventory acquired		86,207
Fair value of Smoke Cartel, Inc. Common Stock		50,000
	$	196,207

The fair value of consideration is allocated as follows:

Inventory	$	86,207
Molds		17,300
Artwork		22,779
Net liabilities assumed		(1,977)
Goodwill recognized		71,898
	$	196,207

Intangible assets (Artwork) will be amortized over its expected useful life of 5 years This was put to use in January 1, 2018 and amortization will start by that date.

NOTE 8– SUBSEQUENT EVENT

On March 7, 2018 the company issued 75,000 shares of common stock to Trillium Partners LP in exchange for cash investment of $75,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See Attached]













What's New Discover Investments Raise Capital Launch an ICO NEW Sign In

Smoke Cartel, Inc. is pending **StartEngine Approval.**

Smoke Cartel, Inc.

Smoking Accessories Cannabis Accessories

- Small OPO
- Savannah, GA
- E-Commerce
- Accepting International Investment

0

Investors

$0.00

Raised of $10K - $107K goal

Overview Team Terms Updates Comments **Share**

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Glass For Good

Smoke Cartel seeks to nurture your relationship with our products.

Smoke Cartel, Inc. was founded in Georgia in January 2014 and as of July 2017 is traded on OTC Markets under the symbol SMKC.

The focus of the Company's business operations is to provide smoking accessories and glass pipes as an online retailer and wholesale distributor.



The Company operates in different verticals within the online headshop industry, consisting of but not limited to sales of consumer products through online retail, sales of wholesale products to other retailers, design and manufacturing of branded products, and shipping and fulfillment services.

Smoke Cartel is a household name in the headshop and glass industry and its products can be found in retail stores across the US and internationally. The Company operates its online retail division through SmokeCartel.com and its wholesale division through Glassheads Distribution.

Smoke Cartel has led the industry standard in all aspects of operations including product design and development, fast and reliable shipping, excellent customer service, and organic online traffic rankings.

To create a meaningful experience for all types of consumers while leading the way in the smoking accessories industry.

What We Have Accomplished So Far

Smoke Cartel started as a $600 investment and has grown to a nearly $6 million revenue company with sustained and continued growth and increase in revenue each year since inception. Smoke Cartel has been profitable since its first year of operation and has maintained high margins on all products since inception.

Smoke Cartel controls every level of operation of both retail and wholesale divisions including proprietary software, product design, manufacturing, fulfillment and distribution, marketing and sales.

Smoke Cartel has previously acquired and seen through successful integration of UPC Distribution into Glassheads Distribution, the wholesale division of Smoke Cartel, Inc.. The Company also acquired and successfully integrated Early Bird Distribution and all of its brands, which expanded Smoke Cartel into new markets, like the pet industry.

Smoke Cartel has its own technical management team and proprietary software to handle all internal operations for maximum efficiency in warehousing and fulfillment.

Market Traction and Previous Successes.

- The retail division has over 90,000 customers in 44 countries and continues to grow its consumer base.



-
- In January 2016, Smoke Cartel acquired UPC Distribution which was rebranded as Glassheads Distribution and became the wholesale division of Smoke Cartel. The acquisition allowed the Company to expand into the wholesale market to sell to other retailers across the United States and internationally.

-
- Retail and wholesale sales in 2017: $6,254,816

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- Total retail and wholesale visitors in 2017: 4,891,486

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- Site visitors in last 30 days of 2018 for all websites: 375,390

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- Average Daily Sessions visitors: 14,500

CLEAN, EASY & FUN



INNOVATION   HIGH-QUALITY



Sriracha Sauce Rig



China Glass Water Pipe



Avocadope Hand Pipe



Bubblegum Sidecar Bubbler With White Dots

What Makes Our Products Different

At Smoke Cartel, we focus on glass that you would not normally see when you go to your headshop down the street. We have this platform where people trust us to bring them the most high-quality glass, the best pricing, and the newest innovations in the industry.

Everything at Smoke Cartel continues to move in a positive direction and we remain innovative in the industry. The company as a whole is what a smoke shop should be all about. We truly care about our customers at the end of the day, because really we would be nothing without them, and we're really truly proud to make the buying experience something that is clean, easy, and even fun.

Smoke Cartel designs and manufactures products for its online

Smoke Cartel plans to expand to new markets through acquisitions;

As part of its vertical integration strategy, Smoke Cartel has its

Smoke Cartel has built a large social media following on its own retail store and for its wholesale division. These products include glass water pipes, bongs, vaporizers, and other tobacco or cannabis accessories.

Smoke Cartel has covered a wide niche of glassware, and plans to focus on non-glass products and accessories in the future to expand product selection and to reach new markets.

The Company also has created, branded, and trademarked product lines to sell as both retail and wholesale products to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, and Cinderwitch Torches.

the Company acquired Early Bird Distribution in November 2017 which allowed it to enter the pet industry with the HeadyPet product line. Smoke Cartel has identified several overlapping and growing markets like the pet industry that are easy to integrate into the online store as well as the wholesale division. The company's advanced technology and warehousing system is equipped to quickly receive and sell new products. This strategy allows Smoke Cartel to sell products not associated with the cannabis industry and not restricted by advertising platforms or other industry regulations.

own internal software that allows the Company to seamlessly control all aspects of its operations. The software features advanced tracking abilities that are key in operating an ecommerce store. The Company has experienced web developers to continually update its software to improve performance of sales and internal operations. Smoke Cartel's advanced technology also allows the Company to track customer data and better target its consumer base.

In addition to the use of internal data analytics, Smoke Cartel implements a combination of online and offline initiatives for sales and marketing of products and services of the ecommerce and wholesale businesses. The Company has

company accounts and on separate brand accounts for its different product lines. This combined with the use of social media influencers gives the Company a strong presence on social media networks.

Smoke Cartel uses Instagram, Tumblr, Facebook, and Twitter to target its consumer base, with emphasis on Instagram as it is the best network to target the customer demographic and to build and maintain branding for the company and each of its branded product lines. The Smoke Cartel Instagram averages about 1,000 new followers per week and this page sees the most engagement as it is an extremely visual platform.

focused on building a
globally recognized
brand for all of its
products and marketing
initiatives. Smoke
Cartel has also built
strong relationships
with important industry
figures and advertisers
which helps perpetuate
the Smoke Cartel brand.

Smoke Cartel is focused on creating products that are safe for consumption and on educating the general population about the use of cannabis smoking accessories. The Company provides a knowledgeable, trusted resource for products through consumer education and quality assurance of products which includes testing and analysis of products, material testing, and safety and compliance testing. Smoke Cartel focuses on production, securing patents, in-house engineering, and design to create the best possible projects.

- Innovative product design
- Advanced proprietary software
- Unparalleled customer service
- Competitive pricing
- Exceptional shipping service
- Strong brand recognition

Market and Industry

Smoke Cartel sees market opportunity in the head shop and smoking accessories industry, ecommerce industry, and the cannabis industry. The Company has vertically integrated its operations in order to easily bring new products to both online retail and wholesale markets. The market is new and experiencing rapid growth and will require experienced and well-established companies to take the lead.

Head shop and Smoking Accessories Industry

In the past 20 years, the smoking accessories industry has experienced rapid growth and changes to the industry. At this time The Crush, one of the few glass pipes manufacturers, held nearly 75% of market share doing $11M annually in revenue.

Now, according to a 2013 report from Headquest Magazine, smoke shops generate an estimated $10 billion in revenues annually in the United States, which is even before most legalization laws had passed. The growth in the head shop and cannabis accessory industry has been rapid and is relatively new; there is not a lot of market research available right now. However, the demand for cannabis accessories is set to increase with the increase of the legal cannabis market.

Ecommerce: Online Retail and Wholesale Industry

Smoke Cartel's business is conducted primarily through online commerce, which is increasing nationally and globally. The National Retail Federation (NRF) expects that online retail will grow 8-12%, up to three times higher than the growth rate of the wider retail industry.

In worldwide ecommerce sales, data from Statista anticipates a 246.15% increase in worldwide ecommerce sales, from $1.3 trillion in 2014 to $4.5 trillion in 2021. The global market is shifting toward ecommerce because it offers wide product selection to consumers all over the country and the world. Ecommerce is an easier and more efficient process for most buyers and this includes the cannabis accessories market.

Statista's data also shows that the B2B wholesale ecommerce market is worth 234.78% more than the B2C ecommerce sales. Their data shows that by the close of 2017, B2C ecommerce sales will hit $2.3 trillion worldwide while B2B ecommerce will reach $7.7 trillion. Smoke Cartel's expansion into wholesale B2B online sales adds significant value as the online wholesale market is growing at much faster rate than online retail.

Significant Market Finding

Cannabis Industry

Recreational marijuana is currently legalized in 8 states and medical marijuana is legalized in 29 states. The Federal Government ended alcohol prohibition after 10 states had decided to pass their own legalization laws, the country is now just 2 states away from that number with cannabis. The cannabis industry and all of its ancillaries will continue to grow with legalization.

According to Arcview Market Research, North American consumers spent $6.7 billion on legal cannabis products, which is up 34% from 2015. Arcview estimates that by 2021, the legal cannabis market will be worth $22.6 billion. The research report also notes that very few consumer industries earn $5 billion in annual revenue with 25% compound annual growth the following five years. Arcview estimates that this high growth rate will continue past 2021 as states will still be passing legalization laws and federal legalization is also expected in that time period.

Marijuana Business Daily predicts that the economic impact of the U.S cannabis industry will be between $47.6 and $68.4 billion by 2020. As shown in their chart below, the economic impact of cannabis in 2016 was only $16-$18 billion, which shows huge potential for the impact the cannabis market will have on the U.S economy.



Team & Family

Join the Cartel, we welcome everyone. You can only go up from here.

Smoke Cartel is founded with $600.

)13

YEAR 1: $560,000 in Revenue

)14

YEAR 2: $2,600,000 in Revenue

)15



Acquisition of UPC Distribution (wholesale division)

'16

YEAR 3: $4,850,000 in Revenue

'16

Acquisition of Early Bird Distribution

'17

YEAR 4 $5,900,000 in Revenue

'17

In the Press

Forbes   Leafly   Connect
The News, Arts & Entertainment Weekly

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Meet Our Team

Sean Geng

CEO, President and Director

Sean Geng is the President, CEO and Director of Smoke Cartel. Mr. Geng co-founded Smoke Cartel in January 2013 and has acted as CEO for the past four years. In January 2013, Mr. Geng also founded and owned

Darby Cox

COO and Director

Darby Cox is the Chief Operating Officer and Director of Smoke Cartel. Ms. Cox co-founded Smoke Cartel in January 2013 and has acted as Operations Manager for the past four years. Ms. Cox also founded the terrarium

Kryptotrader, a cryptocurrency denominated securities trading and tracking platform. He sold the company after acting as CEO and CTO for one year. From May 2013 to September 2013, Mr. Geng worked as a Developer at Powered Analytics, a predictive analytics company in Pittsburgh that was acquired by Target Corporation. From January 2011 to January 2013, Mr. Geng served as Creative Director of Pixelmess, a full service design studio. He also studied Advertising at the Savannah College of Art and Design. Besides his managing position in Smoke Cartel. Mr. Geng is also a member of 13 Bricks Clothing's advisory board.

company SproutSouth in January 2014. Prior to this, Ms. Cox attended Savannah College of Art and Design and studied Service Design.

Jorge Verar

CFO

Jorge Verar is the CFO of Smoke Cartel. Career CPA with CISA and CFE credentials and Master's Degree in Accounting, Jorge has a wide range of financial audit and fraud examination experiences with top audit firms such as KPMG.

Offering Summary

Maximum 400,000 shares of common stock ($1,000,000)

Minimum 100,000 shares of common stock ($250,000)

Company	Smoke Cartel, Inc.
Corporate Address	1313 Rogers St Savannah, GA 31415
Description of Business	Industry leader in the smoking accessories industry and cannabis accessories industry, operating through a online business model.

Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2.5
Minimum Investment Amount (per investor)	$24.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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